Exhibit 99.1
Sify Technologies Limited
Regd. Office: 2nd Floor, Tidel Park, 4, Rajiv Gandhi Salai,
Taramani, Chennai 600 113, India.
NOTICE OF EXTRAORDINARY GENERAL MEETING
NOTICE is hereby given that an Extraordinary General Meeting of the Company will be held on Tuesday, December 29, 2009 at 11.00 A.M. at the Registered Office of the Company at 2nd floor, TIDEL Park, 4, Rajiv Gandhi Salai, Taramani, Chennai 600 113, India.
Special Business
1.	Reappointment of Managing Director and Chief Executive Officer of the Company.

To consider and if thought fit, to pass with or without modification(s), the following resolution as a Special Resolution:

RESOLVED THAT based on the approval and recommendations of the Remuneration Committee and the Board of Directors of the Company and subject to the provisions of Sections 198, 269, 309 and all other related and applicable provisions, read with Schedule XIII of the Companies Act, 1956 (including any statutory modification(s) or reenactment thereof for the time being in force), and further subject to the approval of the Central Government, Mr Raju Vegesna, be and is hereby reappointed as the Managing Director and Chief Executive Officer of the Company for a further period of Five years effective from July 18, 2009 without any remuneration.

RESOLVED FURTHER THAT the Board of Directors of the Company be and is hereby authorised to alter and vary such terms and conditions in accordance with the approval of the Central Government, as may be agreed to by the Board of Directors and acceptable to Mr Raju Vegesna.

RESOLVED FURTHER THAT the Board of Directors be and is hereby authorised to take such steps as may be necessary and desirable to give effect to the above resolutions such as publication of notice in newspaper under Section 640B of the Act, and to make necessary application to the Central Government for their approval.

Chennai	By Order of the Board
November 26, 2009	For Sify Technologies Limited

V Ramasubramanian
Company Secretary

Notes:
1.	A member entitled to attend and vote at the meeting is entitled to appoint a Proxy and such proxy need not be a member of the Company. In order to be effective, proxies must be received by the Company not less than 48 hours before the commencement of the meeting.

2.	An Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956, is annexed hereto.
Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956.
In accordance with Section 173(2) of the Companies Act, 1956, the following information is given in respect of the proposed resolutions set out in the Notice to the shareholders of the Extraordinary General Meeting of the Company to be held on December 29, 2009.
Item No.1
Mr Raju Vegesna was appointed as the Managing Director and Chief Executive Officer of the Company for a period of three years effective July 18, 2006 without any remuneration with the approval of the Central Government.
Based on the recommendations of the Remuneration Committee, the Board of Directors of the Company has approved the reappointment of Mr Raju Vegesna as the Managing Director and Chief Executive Officer of the Company for a further period of Five years effective from July 18, 2009 without any remuneration from the Company.
The abstract of the terms of reappointment of Mr Raju Vegesna pursuant to Section 302 of the Companies Act, 1956, was mailed to all the shareholders by Notice dated November 18, 2009.
The above reappointment is subject to the approval of the shareholders at this Extraordinary General Meeting. Further, as Mr Raju Vegesna, is a Non-Resident Indian, his reappointment as the Managing Director and Chief Executive Officer of the Company is also subject to the approval of the Central Government under Part I of the Schedule XIII of the Companies Act, 1956.
In addition, the Company now seeks the approval of the ADR holders in U.S.A., for the reappointment of Mr Raju Vegesna as the Managing Director and Chief Executive Officer of the Company.
Memorandum of interest
Mr Raju Vegesna is interested in the item as it relates to his reappointment and Mr Ananda Raju Vegesna, Executive Director is also interested in the reappointment of Mr Raju Vegesna, by reason of being his brother. No other Director is interested or concerned in the resolution.
Your Directors recommend the resolution for your approval.

Chennai	By Order of the Board
November 26, 2009	For Sify Technologies Limited

V Ramasubramanian
Company Secretary

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